UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PAR Technology Corporation

(Name of Issuer)

Common Stock, $.02 Par Value

(Title of Class of Securities)

698884103

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698884103

1	NAME OF REPORTING PERSON ADW Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 705,800 shares of Common Stock
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 705,800 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,800 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Based upon 16,345,368 shares of common stock outstanding as of November 1, 2019, as disclosed in the Form 10-Q that was filed on November 8, 2019, by the Issuer with the Securities and Exchange Commission.

CUSIP No. 698884103

1	NAME OF REPORTING PERSON ADW Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 705,800 shares of Common Stock
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 705,800 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,800 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3% (1)
12	TYPE OF REPORTING PERSON HC, IA

(1)	Based upon 16,345,368 shares of common stock outstanding as of November 1, 2019, as disclosed in the Form 10-Q that was filed on November 8, 2019, by the Issuer with the Securities and Exchange Commission.

CUSIP No. 698884103

1	NAME OF REPORTING PERSON Adam D. Wyden
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6	SHARED VOTING POWER 705,800 shares of Common Stock
OWNED BY EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 705,800 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,800 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3% (1)
12	TYPE OF REPORTING PERSON HC, IN

(1)	Based upon 16,345,368 shares of common stock outstanding as of November 1, 2019, as disclosed in the Form 10-Q that was filed on November 8, 2019, by the Issuer with the Securities and Exchange Commission.

ITEM 1 (a):

Name of Issuer:

Par Technology Corporation. (the “Issuer”)

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

8383 Seneca Turnpike, New Hartford, New York 13413

ITEM 2 (a):

Name of Person Filing:

This statement is jointly filed by and on behalf of each of ADW Capital Partners, L.P., ADW Capital Management, LLC and Adam D. Wyden. ADW Capital Partners, L.P. is the record and direct beneficial owners of the securities covered by this statement. ADW Capital Management, LLC is the general partner and investment manager of, and may be deemed to beneficially own securities owned by, ADW Capital Partners, L.P. Mr. Wyden is the sole manager of, and may be deemed to beneficially own securities owned by, ADW Capital Management, LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the reporting persons is 1133 Broadway, Suite 719, New York, New York 10010

ITEM 2(c):	Citizenship:

See Item 4 on the cover page(s) hereto.

ITEM 2(d):	Title of Class of Securities:

Common Stock

ITEM 2(e):	CUSIP Number:

698884103

ITEM 3:

If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

ITEM 4:

Ownership.

(a) Amount Beneficially Owned: See Item 9 on the cover page(s) hereto.

(b) Percent of Class: See Item 11 on the cover page(s) hereto.

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

ITEM 5:

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6:

Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:

Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:

Not applicable.

ITEM 8:

Identification and Classification of Members of the Group:

Not applicable.

ITEM 9:

Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020	ADW Capital Partners, L.P. By: ADW Capital Management, LLC Its: General Partner
	By:	/s/ Adam D. Wyden
	Name:	Adam D. Wyden
	Title:	Sole Manager

ADW Capital Management, LLC

By:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

Adam D. Wyden

/s/ Adam D. Wyden

EXHIBIT INDEX

EXHIBIT 1:

Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Members of Group

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 10, 2020	ADW Capital Partners, L.P. By: ADW Capital Management, LLC Its: General Partner
	By:	/s/ Adam D. Wyden
	Name:	Adam D. Wyden
	Title:	Sole Manager

ADW Capital Management, LLC

By:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

Adam D. Wyden

/s/ Adam D. Wyden